December 29, 2010

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Sir/Madam:

On behalf of the Northern Lights Fund Trust, a registered investment company (the “Trust”), we submit with this letter, via electronic filing, a preliminary proxy statement on behalf of the Palantir Fund, a series of the Trust (the “Fund”).  The primary purpose of the proxy statement is to solicit shareholder approval of a new advisory agreement with Fusion Investment Group, LLC (“Fusion), the Fund’s current investment adviser.  Fusion is currently operating under an interim advisory agreement pursuant to Rule 15a-4 under the Investment Company Act of 1940.

If you have any questions, please contact Michael Barolsky at (513) 352-6672.

Sincerely,

/s/ Michael D. Barolsky

Michael D. Barolsky, Esq.

790735.1